UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Change in Registrant’s Certifying Accountants

This current report on Form 6-K is submitted in connection with a change of auditor by Sono Group N.V. (the “Company”). PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PwC”) has served as the Company’s independent registered public accounting firm since 2020. On January 31, 2023, PwC declined to stand for re-appointment to serve as the independent registered public accounting firm for the audits of the Company’s financial statements for the financial year ending December 31, 2023. The decision was not a result of any disagreement between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Company’s supervisory board is currently in discussions with a new independent registered public accounting firm to audit the Company’s financial statements for the financial year ending December 31, 2023.

The audit reports of PwC on the Company’s financial statements as of and for the fiscal years ended December 31, 2022 and 2021 filed with the U.S. Securities Exchange Commission (“SEC”) did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that PwC’s report included a substantial doubt about the Company’s ability to continue as a going concern (i) with respect to PwC’s audit of the Company’s consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 and (ii) with respect to PwC’s audit of the Company’s consolidated financial statements as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021.

During the fiscal years ended December 31, 2022 and 2021, and in the subsequent interim period through the date of this Form 6-K, there have not been any disagreements (as defined in Item 16F(a)(1)(iv) to Form 20-F and the related instructions thereto) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement(s) in its reports on the consolidated financial statements for such years, and there were no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The Company has provided PwC with a copy of the above disclosure and requested that PwC furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements as promptly as possible.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ George O'Leary
	Name:	George O'Leary
	Title:	Managing Director

Date: February 22, 2024